UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Eliem Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

28658R106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 28658R106	SCHEDULE 13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS ICG Life Sciences SCSp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,002,563
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,002,563

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,563
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percentage of class was calculated based on 26,554,316 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021.

CUSIP No. 28658R106	SCHEDULE 13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS ICG Life Sciences GP LP SCSp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,002,563
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,002,563

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,563
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percentage of class was calculated based on 26,554,316 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021.

CUSIP No. 28658R106	SCHEDULE 13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS ICG Life Sciences GP S.a.r.l
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,002,563
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,002,563

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,563
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (1)
12.	TYPE OF REPORTING PERSON CO

(1)

The percentage of class was calculated based on 26,554,316 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021.

CUSIP No. 28658R106	SCHEDULE 13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS ICG FMC Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,002,563
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,002,563

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,563
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (1)
12.	TYPE OF REPORTING PERSON CO

(1)

The percentage of class was calculated based on 26,554,316 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021.

CUSIP No. 28658R106	SCHEDULE 13G	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS Intermediate Capital Group plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,002,563
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,002,563

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,563
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (1)
12.	TYPE OF REPORTING PERSON CO

(1)

The percentage of class was calculated based on 26,554,316 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021.

CUSIP No. 28658R106	SCHEDULE 13G	Page 7 of 10 Pages

Item 1.	Issuer

(a)	Name of Issuer:

Eliem Therapeutics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

23515 NE Novelty Hill Road, Suite B221 #125

Redmond, WA 98053

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	ICG Life Sciences SCSp (“ICG Life Sciences”), a Luxembourg special limited partnership;

(ii)	ICG Life Sciences GP LP SCSp (“ICG Life Sciences GP LP”), a Luxembourg special limited partnership;

(iii)	ICG Life Sciences GP S.a.r.l (“ICG Life Sciences GP”), a Luxembourg limited company;

(iv)	ICG FMC Limited (“ICG FMC”), a United Kingdom limited company; and

(v)	Intermediate Capital Group plc (“ICG plc”), a United Kingdom premium limited company.

ICG plc is the sole shareholder of ICG FMC, which, in turn, is the sole shareholder of ICG Life Sciences GP. ICG Life Sciences GP is the general partner of ICG Life Science GP LP, which, in turn, is the general partner if ICG Life Sciences. The address of the principal business office of each of ICG Life Sciences, ICG Life Sciences GP LP and ICG Life Sciences GP is 32-36 Boulevard d’Avranches, Luxembourg, L-1160. The address of the principal business office of each of ICG FMC and ICG plc is Procession House, 55 Ludgate Hill, London EC4M 7JW.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

28658R106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 28658R106	SCHEDULE 13G	Page 8 of 10 Pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

ICG Life Sciences directly owns 2,002,563 shares of Common Stock, which represents approximately 7.5% of the outstanding Common Stock of the Issuer. Each of ICG Life Sciences GP LP, ICG Life Sciences GP, ICG FMC and ICG plc may be deemed to beneficially own the shares of Common Stock held directly by ICG Life Sciences.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
ICG Life Sciences	0	2,002,563	0	2,002,563
ICG Life Sciences GP LP	0	2,002,563	0	2,002,563
ICG Life Sciences GP	0	2,002,563	0	2,002,563
ICG FMC	0	2,002,563	0	2,002,563
ICG plc	0	2,002,563	0	2,002,563

(i) Sole power to vote or direct the vote

(ii)  Shared power to vote or to direct the vote

(iii)  Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

The percentage of class was calculated based on 26,554,316 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 28658R106	SCHEDULE 13G	Page 9 of 10 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 28658R106	SCHEDULE 13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2022

ICG LIFE SCIENCES SCSP

By:	/s/ Jens Hoellerman /s/ Karl Heinz Horrer
Name:	Jens Hoellerman Karl Heinz Horrer
Title:	Managers

ICG LIFE SCIENCES GP LP SCSP

By:	/s/ Jens Hoellerman /s/ Karl Heinz Horrer
Name:	Jens Hoellerman Karl Heinz Horrer
Title:	Managers

ICG LIFE SCIENCES GP S.A.R.L

By:	/s/ Jens Hoellerman /s/ Karl Heinz Horrer
Name:	Jens Hoellerman Karl Heinz Horrer
Title:	Managers

ICG FMC LIMITED

By:	/s/ Steve Burton
Name:	Steve Burton
Title:	Authorised Signatory

INTERMEDIATE CAPITAL GROUP PLC

By:	/s/ Andrew Lewis
Name:	Andrew Lewis
Title:	Authorised Signatory

EXHIBIT INDEX

Exhibit

99.1    Joint Filing Statement